

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2020

Ryan Greenawalt
Chief Executive Officer
Alta Equipment Group Inc.
13211 Merriman Road
Livonia, Michigan 48150

   Re: Alta Equipment Group Inc.
    Registration Statement on Form S-1
    Filed October 26, 2020
    File No. 333-249672

Dear Mr. Greenawalt:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Katherine Bagley at (202) 551-2545 with any questions.

             Sincerely,

             Division of Corporation Finance
             Office of Trade & Services

cc: Jeffrey A. Hoover